[redacted]



**Furnished pursuant to Rule 12g3-2(b)**
**CV Technologies Inc.**
**File No. 82-35059**

CV TECHNOLOGIES INC.

# NEWS RELEASE

For Release: 6:00 am MT, Monday, August 4, 2008

## TOP PEDIATRICS JOURNAL PUBLISHES POSITIVE SAFETY RESULTS OF FIRST CHILDREN'S TRIAL INVOLVING COLD-fX®

**Edmonton, AB (TSX:CVQ)** ***Pediatrics*** – the official journal of the American Academy of Pediatrics and a prestigious medical journal – has published safety results of a children's randomized, double-blind, placebo-controlled clinical trial involving COLD-fX®. The trial, designed to measure safety and tolerability, showed COLD-fX is safe for children. It's the first time COLD-fX has been studied for pediatric use. The results are contained in the August, 2008 issue.

The researchers report in ***Pediatrics*** that they could find only seven other studies of natural health products (NHPs) for children up to the year 2007. The lack of studies of this nature was described as "especially concerning" given that "current estimates suggest that 41% to 45% of children in Canada and the United States use NHPs". The researchers say that further study is now merited to measure the effectiveness of COLD-fX in treating children with colds and flu.

The Company anticipates launching large-scale clinical studies within the next fiscal year testing for efficacy to further support the use of COLD-fX for treating colds and flu in children.

Seventy-five children between the ages of three and 12 were recruited in Edmonton for the study which was conducted in the winter of 2005-2006. Of the children recruited, 46 developed an upper respiratory tract infection (URTI). Within 48 hours of onset, they were randomly assigned to receive acute three-day treatments with either a placebo or COLD-fX (two weight based dosage levels). Both dosage regimens were well tolerated with no significant adverse reactions reported in the study.

The President, CEO and Chief Scientific Officer of CV Technologies, Jacqueline Shan PhD, DSc, says, "We are honored to have the trial results on COLD-fX reported in this prestigious journal. Children suffer from colds and flu substantially more often than adults. We hope this trial will be viewed as timely and beneficial research in an area where there is a demonstrated need for safe and effective products to treat colds and flu in children."

The results of this trial came at a time when Health Canada and the FDA (Food and Drug Administration) in the U.S. are reviewing the dosage and efficacy of roughly 700 children's cough and cold remedies currently for sale in both countries, particularly for children under the age of six. A study by the Centers for Disease Control and Prevention (CDC) says over 7,000 children under 12 are treated each year in U.S. hospital emergency rooms for adverse drug reactions from cough and cold medications. The COLD-fX study is part of a Company program designed to consider new products and product extensions.

The positive safety results were previously announced by the Company in February of 2008 and have been presented at two major scientific conferences in the UK and Canada.

About the Trial:

The trial was approved by Health Canada and the University of Alberta Ethics Committee.

About ***Pediatrics.***

***Pediatrics*** is the official journal of the American Academy of Pediatrics and is recognized as the leading peer reviewed pediatrics publication in the world. It is printed in four languages with a circulation of nearly 80,000 copies. It began publishing in 1948.

**ABOUT CV TECHNOLOGIES INC.**

CV Technologies, founded in 1992, strives to transform people's lives to be healthier and happier by focusing on prevention and recovery through the use of evidence-based naturally-derived health products. The Company's lead product COLD-fX® strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for helping to prevent and relieve cold and flu infections. COLD-fX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 week period ending March 15, 2008.


MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com


**Furnished pursuant to Rule 12g3-2(b)**
**CV Technologies Inc.**
**File No. 82-35059**

## Forward Looking Information

*This news release contains certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in this document does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: those comments predicting the timing and/or initiation of clinical trials, particularly those related to pediatric clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "aims", "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking information. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking information within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.*

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059


# GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com


CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: August 6, 2008

## CONFIRMATION OF SEDAR FILING

| | |
|---|---|
| PROJECT NO. | 1299825 |
| FILING TYPE | News Releases |
| ISSUER NAME | CV Technologies Inc. |
| RECIPIENT AGENCIES | BC Securities Commission<br>AB Securities Commission<br>ON Securities Commission |
| DOCUMENT TYPE | News release |
| FEES PAID | N/A |
| DATE FILED | August 5, 2008 |

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

END